SilverCrest Discovers New High-Grade Vein at Las Chispas; 1.5 metres @ 23.96 gpt Au and 2,081 gpt Ag, or 3,879 gpt AgEq

Vancouver, British Columbia--(Newsfile Corp. - May 29, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce the drill results and discovery of the Babicanora Norte Vein on the Las Chispas Property (the "Property") located in Sonora, Mexico. The high-grade Babicanora Norte Vein was discovered while drill-testing beneath recently located shallow historic workings (see attached Figures). This vein is approximately 300 metres northeast of the parallel Babicanora Vein. There are 23 known epithermal veins on the Property, including 11 which have drill-intersected high-grade mineralization and consist of the Babicanora, Babicanora Footwall, Babicanora Norte, Las Chispas, Giovanni including La Blanquita, William Tell, Varela, Granaditas, Luigi and Amethyst veins. Five of the 23 veins have been included in the maiden resource (refer to "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico", effective February 12, 2018 and amended May 9, 2018).

N. Eric Fier, CPG, P.Eng and CEO, remarked, "With this discovery of the Babicanora Norte Vein, we continue to show the increased potential for more near-surface high-grade mineralized veins. This is now the 11th high-grade vein we have discovered in the district. This vein is located adjacent and parallel to the Babicanora Vein which contains a majority of the maiden resource estimate. We recently identified this untested vein and strategically drilled it for high-grades which were discovered in our second drill hole (BAN18-02, intercepting 1.5 metres grading 9.11 gpt gold and 1,033.3 gpt silver, or 1,716 gpt AgEq*). This successful strategy required projecting the known high-grade footprint of the adjacent Babicanora Vein along with geologic constraints to the untested Babicanora Norte Vein. With six drills currently operating, we continue to aggressively drill-test the Babicanora Norte Vein and several other untested veins using the model of "Nature of Multiples"; that is, find one high-grade footprint in a vein and apply the same controls to the next nearby vein."

The most significant result for this release was returned from Hole BAN18-06, which intersected 1.5 metres (true width) grading 23.96 grams per tonne ("gpt") gold and 2,081.0 gpt silver, or 3,879 gpt silver equivalent ("AgEq", based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold), including 0.5 metres grading 11,615 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release:

Hole ID	From (m)	To (m)	Drill intercept (m)	True Width (m)	Au gpt	Ag gpt	AgEq*
BAN18-02	70.8	72.3	1.5	1.4	9.11	1,033.3	1,716
incl.	71.8	72.3	0.5	0.5	25.00	2,760.0	4,635
BAN18-03	95.8	97.3	1.5	1.3	5.19	726.0	1,115
BAN18-04	89.5	91.0	1.5	1.2	4.71	592.9	946
incl.	89.5	90.0	0.5	0.4	14.05	1,775.0	2,829
BAN18-06	101.6	103.1	1.5	1.5	23.96	2,081.0	3,879
incl.	102.1	102.6	0.5	0.5	71.80	6,230.0	11,615
BAN18-07	132.7	134.0	1.4	1.4	1.33	140.9	240
Weighted Average				1.4	8.47	878.9	1,514

Note: all numbers are rounded.
*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Results for drill hole BAN18-05 is below the Company's cutoff of 150 gpt AgEq. Hole BAN18-01 intercepted 0.5 metres grading 1.23 gpt gold and 194.0 gpt silver, or 286 gpt AgEq and hole BAN18-08 intercepted 0.50 metres grading 3.06 gpt gold and 169 gpt silver, or 398 AgEq.

The Babicanora Norte Vein consists of southeastward plunging high-grade mineralization similar to the adjacent Babicanora Vein. Mineralization consists of a 0.5 to 1.5 metre wide banded quartz-argentite-pyrargyrite vein, dipping at an estimated 55° southeast proximal to a rhyolite dyke. Conceptually, since the Babicanora and Babicanora Norte veins are proximal to each other, shared future underground infrastructure is conceivable and convenient.

The Babicanora Norte high-grade footprint in the vein currently measures approximately 200 metres long by 100 metres high by 1.4 metres in average true width, grading an estimated 8.47 gpt gold and 878.9 gpt silver, or 1,514 gpt AgEq (see attached Figures) and is open in most directions. Further drilling for potential expansion is ongoing and additional assays will be reported once compilation is complete.

The Company continues with its Phase III drill program of expansion drilling on several new and partially-drilled high-grade mineralized veins. A remaining 6,000 to 8,000 metres of drilling are planned up to the end of July cutoff for updated resource inclusion. Other ongoing site work includes continued underground mapping and sampling on the Las Chispas Vein, drilling test wells for site water, permitting for various additional work, and review of the maiden resource model for optimization and update.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including drilling test water wells, permitting for various work, and optimizing and updating the Company's resource model; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Figure 1: Long Section (Inclined) of Babicanora Norte Vein Las Chispas Property, Looking Southwest

To view an enhanced version of Figure 1, please visit:
https://orders.newsfilecorp.com/files/1467/34877_silvercrest2.jpg

Figure 2: Las Chispas District with Babicanora Plan Map, May 2018

To view an enhanced version of Figure 2, please visit:
https://orders.newsfilecorp.com/files/1467/34877_silvercrest4.jpg

N. Eric Fier, CPG, P.Eng
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact: Michael Rapsch, VP Corp. Comm.
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.